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                                                             Relates to Form S-1
                                                      Registration No. 333-44311
                                             Filed under Rule 424(b) (3) and (c)


                                   SUPPLEMENT TO
                                    PROSPECTUS
                                         OF
                               LAMONTS APPAREL, INC.


The following information supplements the Prospectus, dated August 18, 1999, of Lamonts Apparel, Inc. related to 8,746,291 shares of Lamonts' Class A Common Stock; 1,810,380 Class A Warrants, each to purchase 1 share of Common Stock; 581,184 Class B Warrants, each to purchase 1 share of Common Stock; and 228,639 Class C Warrants, each to purchase an aggregate of 15 shares of Common Stock, as supplemented by the Prospectus Supplement, dated September 20, 1999.
Capitalized terms used in this Supplement and not defined herein have the meanings given to them in the Prospectus dated August 18, 1999. This Supplement should be read in conjunction with the Prospectus, as supplemented.


                  THE DATE OF THIS SUPPLEMENT IS OCTOBER 27, 1999

RECENT EVENTS

     Lamonts and a number of financial institutions and BankBoston, N.A., as agent, have entered into a Seventh Amendment, dated October 13, 1999, to the Amended and Restated Debtor in Possession and Exit Financing Loan Agreement, dated September 26, 1997. Among other things, the Seventh Amendment provides for:

     -    renewal of the revolving credit facility through January 31, 2002;

     - extension of the term loan through January 31, 2001 with an option to further extend the term loan to January 31, 2002 if we meet specified requirements;

     - an increase in the maximum amount we may borrow under the revolving credit facility to $38.0 million in the months of October and November to accommodate seasonal inventory requirements; and

     - changes in the borrowing base formula to allow us to borrow up to 70 percent of eligible inventory from January 15th through June 30th and up to 65 percent of eligible inventory from July 1st through January 14th.


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     Immediately prior to entering into the Seventh Amendment, BankBoston assigned its interest as a lender under the credit facility to its affiliate, BankBoston Retail Finance, Inc. However, BankBoston will continue to serve as agent under the credit facility.

     As a result of the extension of the term loan, we anticipate that we will reclassify approximately $9.7 million of our current liabilities as long-term debt. This reclassification would reduce approximately 45% of our working capital deficit of $21.5 million as of July 31, 1999, included in the Prospectus Supplement dated September 20, 1999. The information contained in this Supplement with respect to the extension of our term loan and the anticipated reduction in our working capital deficit modifies the information contained on page 11 of the Prospectus under the captions "Risk Factors-We have a substantial working capital deficit" and "Risk Factors-Unless extended, our term loan becomes due at the end of 1999."

     We are filing the Seventh Amendment as an exhibit to a post-effective amendment to the registration statement which includes this Prospectus. For more information on how you may inspect and obtain a copy of the registration statement, including the post-effective amendment, and the Seventh Amendment, please see the discussion on page 59 of the Prospectus under the caption "Where to Find Additional Information About Us." In view of the execution of the Seventh Amendment to our credit facility, we are restating in this Supplement the description of our bank credit facility on pages 55-57 of the Prospectus under the caption "Description of our Bank Credit Facility" as follows:

                       DESCRIPTION OF OUR BANK CREDIT FACILITY

     We are party to a loan agreement with BankBoston, N.A., BankBoston Retail Finance, Inc. and The CIT Group/Business Credit, Inc. Under this agreement,

     - BankBoston Retail Finance and CIT provide a revolving line of credit with a maximum principal amount of $38 million; and

     - BankBoston Retail Finance has provided a term loan with an initial principal amount of $10 million.

     As lenders under the revolving line of credit, BankBoston Retail Finance and CIT are obligated to: (1) make loans and advances to us on a revolving basis, and (2) issue letters of credit to us or for our account (with a sublimit for letters of credit of $3 million), subject to the terms and conditions of the loan agreement.

     The amount outstanding under the revolving line of credit (net of repayments) may not exceed the lesser of: (a) $38 million during the period October 1 through December 1 of each year, or $32 million during the balance of the year and (b) a borrowing base equal to a specified percentage of the book value of our first quality finished goods inventory held for sale. The specified borrowing base percentage will be set for the period January 15 through June 30 of each year by a formula based on the appraised value of our inventory, but will not be less than


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65%, nor greater than 70% and the borrowing base percentage for the balance of each year will be 65%. The term loan was fully disbursed to us during our Chapter 11 case and we are not entitled to borrow any further amounts under it. The term loan is guaranteed by Specialty Investment.

     The revolving line of credit is scheduled to mature on January 31, 2002, but may mature earlier as a result of acceleration, mandatory prepayment or other earlier maturity of the term loan. The term loan is scheduled to mature on January 31, 2001, but may mature earlier as a result of acceleration, mandatory prepayment or other earlier maturity of the revolving line of credit. We have the option to extend the maturity date of the term loan for an additional year, as long as the revolving line of credit has not matured, on the terms and conditions of the loan agreement and upon repayment of a fee equal to approximately 5% of the outstanding amount of the term loan on the extension date. There are no extension options for the revolving line of credit.

     We are required to make, and we have made, principal payments on the term loan of $25,000 per month since October 31, 1998. We expect that a substantial portion of the principal amount of the term loan will be outstanding on the maturity date of the term loan. Our borrowings under both the revolving line of credit and the term loan currently bear interest at a floating rate of 1.50% above the "base rate," as defined in the loan agreement, or, at our option, at 2.75% above the Eurodollar Rate. The rates are subject to adjustment annually on June 1, based upon our financial results in accordance with the criteria described in the loan agreement. See "Risk Factors - Risks Arising from Our Substantial Level of Indebtedness" beginning on page 11 of the Prospectus. The default rate of interest under the revolving line of credit is 3% above the base rate. The default rate of interest under the term loan prior to maturity is 7% above the non-default rate otherwise applicable, and after maturity is 7% above the non-default rate applicable to loans measured by the base rate.

     We paid a facility fee for the revolving line of credit of $336,000 on January 31, 1998, an additional fee in the amount of $224,000 on December 31, 1998, and an extension fee on October 13, 1999 of $160,000. We will be charged a letter of credit fee of 1.75% per annum quarterly in arrears based on the average daily maximum aggregate amount available to be drawn by beneficiaries under all outstanding letters of credit. We must pay a commitment fee in the amount of 0.5% per annum monthly in arrears based on the average daily unused amount of the maximum revolving line of credit. Both the letter of credit fee and the commitment fee may be adjusted each June 1, based upon our financial results in accordance with the criteria described in the loan agreement. In addition to the closing fee in the amount of $500,000 that we paid at the closing of the term loan on September 26, 1997, we paid an additional closing fee of $500,000 in September 1998 and an additional closing fee of $160,550 on October 13, 1999, and we will be subject to extension fees calculated at the rate of 5% per annum applied to the average daily principal balance of the term loan outstanding on February 1, 2000 and on the first day of any applicable extension period, payable at the times and in the manner described in the loan agreement.

     Advances under the credit facility are secured by all real and personal property, rights, and assets of Lamonts, including, without limitation, real estate leasehold interests.


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     The credit facility required us to issue to Specialty Investment, as of
January 31, 1998, the effective date of our plan of reorganization, (1) 228,639 Class C warrants exercisable for the purchase of an aggregate of 3,429,585 shares of common stock, and (2) 10 shares of Class B common stock, representing all of the authorized and outstanding Class B common stock, in partial exchange for BankBoston's administrative claim against our Chapter 11 estate, and in consideration for Specialty Investment's guaranty of the term loan. See "Description of Our Capital Stock - Class B Common Stock" on page 50 of the Prospectus for a description of the special voting rights of the Class B common stock.

     The loan agreement restricts our ability to incur indebtedness, other than:

     -    indebtedness under the credit facility;

     -    current liabilities not incurred through the borrowing of money;

     - indebtedness for taxes or other governmental charges not yet due and payable or being contested in good faith by appropriate proceeding;

     - scheduled indebtedness not contemplated as being discharged by Lamonts' Chapter 11 plan of reorganization;

     - certain purchase money indebtedness limited to 50% of permitted capital expenditures; and

     - unsecured indebtedness for the limited recourse arrangements under our credit agreement with Green Tree.

     The loan agreement restricts the creation of liens, other than:
     - liens securing the obligations under the credit facility with BankBoston;

     - scheduled liens not contemplated as being discharged by Lamonts' Chapter 11 plan of reorganization;

     -    liens securing taxes or other governmental charges not yet due;

     - deposits or pledges made in connection with social security obligations;

     - mechanics and similar liens less than 120 days old for obligations not yet due,

     -    immaterial easements and similar encumbrances;

     -    statutory or common law landlord's liens; and

     - purchase money security interests to the extent the indebtedness is permitted under the loan agreement.

     The loan agreement prohibits the payment of dividends, other than:

     -    dividends payable solely in shares of common stock;


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     -    distributions by one of our wholly-owned subsidiaries to us; and

     - dividends and/or distributions contemplated by our Chapter 11 plan of reorganization.

     In addition, the loan agreement prohibits mergers, consolidations or dispositions of assets, other than:

     -    sales of inventory in the ordinary course;

     - dispositions of leasehold improvements in connection with permitted store closures; and

     - dispositions of obsolete fixtures and equipment not to exceed $100,000 in any 12 month period.

     In addition, the loan agreement contains covenants, restrictions among other things:

     - guarantees with respect to indebtedness of other persons, other than the guarantee of lease payments for our distribution center in Kent, Washington; and

     - capital expenditures, other than capital expenditures of $6,500,000 during fiscal 1998, $5,500,000 during fiscal 1999, $6,000,000 during fiscal 2000 and $6,000,000 during fiscal 2001. In addition to the foregoing, we are required to maintain inventory levels within a range of minimum and maximum book values and a debt service coverage ratio, in each case measured on a quarterly basis as described in the loan agreement. As of October 13, 1999, we were in compliance with all covenants under the loan agreement.

     If we need a waiver of or an amendment to the covenants of the loan agreement, we will need to obtain, except as otherwise specified in the credit facility, the consent of BankBoston, BankBoston Retail Finance, CIT, and Specialty Investment and any other lender under the revolving line of credit. The loan agreement contains customary events of default for credit facilities of its type. Specialty Investment has the right, under specified circumstances after a default, to direct BankBoston Retail Finance to declare our obligations under the credit facility immediately due and payable and to cause the exercise of certain of BankBoston Retail Finance's rights and remedies under the loan agreement.

     To hedge the interest rate exposure from variable rate loans under the credit facility, on March 24, 1998, we entered into a forward interest rate swap letter agreement with BankBoston. Under this agreement, we pay a fixed rate of 5.73% per annum and receive the floating rate which is tied to 3-month LIBOR as fixed quarterly. The swap agreement is for a notional amount of $20 million for a period of two years beginning March 25, 1998. Net periodic cash settlements under the swap agreement are recognized in the consolidated statements of operations in the related period.


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